SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)(1)


                                  HAGGAR CORP.
                          ---------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                          ---------------------------
                         (Title of Class of Securities)


                                    405173105
                          ---------------------------
                                 (CUSIP Number)


                                February 14, 2002
                          ---------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|Rule 13d-1(b)

                  |X|Rule 13d-1(c)

                  |_| Rule 13d-1(d)

 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject
     class  of  securities,   and  for  any  subsequent   amendment   containing
     information that would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

CUSIP No.   405173105               SCHEDULE 13G/A          Page 2 of 7 Pages
--------------------------                              -----------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Gerald Van Tsai
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     362,700
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  None
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     362,700
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     442,075
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          804,775
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.7%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   405173105               SCHEDULE 13G/A          Page 3 of 7 Pages
--------------------------                              -----------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Paula Tsai
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     255,500
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  95,500
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     None
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     351,000
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          406,675
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    ||
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.4%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  HAGGAR CORP.

Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  6113 Lemmon Avenue, Dallas, TX 75209


Item 2(a).        Name of Persons Filing:

                  Gerald Van Tsai and Paula Tsai (each a "Reporting
                  Person").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  P.O. Box 900, Hanover, NH 03755

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share

Item 2(e).        CUSIP Number:

                  405173105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)      |_| Broker or dealer registered under Section 15 of the Exchange Act;

(b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)      |_| Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

(d)      |_| Investment company registered under Section 8 of the Investment
             Company Act;

(e)      |_| An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)      |_| An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);

(g)      |_| A parent holding company or control person in accordance with Rule
             13d-1(b)(ii)(G)

(h)      |_| A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

(i)      |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box:  |X|

                               Page 4 of 7 Pages

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a)      Amount beneficially owned:

         Gerald Van Tsai owns of record 362,700 shares of the Issuer's common stock ("Shares").

         Paula Tsai, Gerald Van Tsai's spouse, owns of record 255,500 Shares.

         Trusts established for the Reporting Persons' sons hold, respectively, 23,700 and 28,500 Shares. Two trusts established for the Reporting Persons' daughter hold an aggregate of 43,300 Shares. Paula Tsai is co-trustee for each of these trusts (collectively, the "Trusts").

         The Reporting Persons' older son owns of record 43,900 Shares. The Reporting Persons' younger son owns of record 5,975 Shares and their daughter owns of record 5,800 Shares.

         Gerald Van Tsai's mother owns of record 19,500 Shares and jointly owns with her husband 15,900 Shares.

         Gerald Van Tsai has been granted dispositive, but not voting authority, over all the Shares owned of record by Paula Tsai, the Reporting Persons' children, the Trusts, his mother, and his mother and her husband.

         Paula Tsai hereby disclaims beneficial ownership of all the Shares owned of record by Gerald Van Tsai.

         (b)      Percent of Class:

         Gerald Van Tsai may be deemed to have beneficial ownership of 804,775 Shares or 12.7% of the Shares. Paula Tsai may be deemed to have beneficial ownership of 406,675 Shares or 6.4% of the Shares. The percentage of beneficial ownership reflected in this statement is based upon 6,355,795 Shares outstanding at February 4, 2002, which number is set forth in the Issuer's quarterly report on Form 10-Q for the period ended December 31, 2001.

         (c)      Number of shares as to which person has:

         (i) Sole power to vote or direct the vote --
                Gerald Van Tsai -- 362,700
                Paula Tsai -- 255,500

         (ii) Shared power to vote or direct the vote --
                Gerald Van Tsai -- None
                Paula Tsai -- 95,500 (includes the Shares owned of record
                        by each of the Trusts)

        (iii) Sole power to dispose or direct the disposition of -- Gerald Van Tsai -- 362,700
                Paula Tsai -- None

        (iv) Shared power to dispose or direct the disposition of --
                Gerald Van Tsai -- 442,075 (includes all the Shares described in
                        Item 4(a) except for those owned of record by Gerald Van
                        Tsai)
                Paula Tsai -- 351,000 (includes the Shares owned of record by
                        Paula Tsai and each of the Trusts)

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                Pages 5 of 7 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As described in Item 4(a), Gerald Van Tsai may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the securities reported on herein and Paula Tsai may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned of record by her and the Trusts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         None.

Item 8.  Identification and Classification of Members of the Group.

         None.

Item 9.  Notice of Dissolution of Group.

         None.

Item 10. Certifications.

         By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated as of: February 27, 2002


                                                   /s/ Gerald Van Tsa
                                                   --------------------------
                                                   Gerald Van Tsai

                                                   /s/ Paula Tsai
                                                   ---------------------------
                                                   Paula Tsai

                               Page 6 of 7 Pages

                                    EXHIBIT I


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Haggar Corp. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 27 day of February, 2002.


                                                   /s/ Gerald Van Tsa
                                                   --------------------------
                                                   Gerald Van Tsai

                                                   /s/ Paula Tsai
                                                   ---------------------------
                                                   Paula Tsai






                               Page 7 of 7 Pages